January 15, 2010

Via EDGAR

Tim Buchmiller

Reviewing Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Microtune, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 20, 2009

File No. 000-31029

Dear Mr. Buchmiller:

This memorandum sets forth the responses of Microtune, Inc. (the “Company” or “Microtune”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated December 31, 2009 (the “Comment Letter”), regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2008. For your convenience, this memorandum sets forth the full text of each comment contained in the Comment Letter, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business

Manufacturing, page 11

1.	In future filings, quantify the extent to which your revenues are dependent upon your manufacturing agreement with Ionics. In this regard, we note from your disclosure on page 40 that for the fiscal year ended December 31, 2008, “modules” accounted for $26.54 million of your revenues. Please clarify the extent to which you are dependent on Ionics for the manufacture of those “modules”. Expand your related risk factor as appropriate to provide more specificity regarding your dependence on Ionics.

Response: In future filings, we will clarify the extent to which the Company is dependent on Ionics for the manufacture of “modules”. We will also expand the related risk factor as appropriate to provide more specificity regarding the Company’s dependence on Ionics.

Item 11. Executive Compensation, page 60

2.	We note that the references to the “Radford Survey” and the “peer group” under the caption “Executive Compensation Objectives and Policies” that you have incorporated by reference from page 44 of your proxy statement. In future filings, please identify the companies in the peer group.

Tim Buchmiller

Securities and Exchange Commission

January 15, 2010

Response: In future filings, we will identify the companies in the peer group we describe in our proxy statement.

3.	We note the references to “appropriate salary levels” and “factors” under the caption “Base Salary Compensation” on page 44 of the proxy statement that you have incorporated by reference into your Form 10-K. In future filings, describe specifically how the amounts were determined and the reasons for the differing amounts among the named executive officers.

Response: In future filings, we will describe specifically how the amounts were determined and the reasons for the differing amounts among the named executive officers.

4.	We refer to your disclosure under the caption “Long-Term Equity Incentive Compensation” on page 48 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the long-term equity incentive compensation awards were determined. In future filings, include substantive analysis and insight into how your Compensation Committee made award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, discuss and analyze how the Compensation Committee determined the actual number of shares underlying an award to your named executive officers and how and why those awards varied among named executive officers.

Response: In future filings, we will include substantive analysis and insight into how our Compensation Committee made award determinations with respect to each named executive officer.

Form 10-Q for the period ended September 31, 2009

Financial Statements, page 2

Consolidated Balance Sheets, page 3

5.	We note that you reflect a single line item for goodwill and intangible assets. In future filings, please separately state the amount of any goodwill and intangible assets in your statements of operations. Refer to paragraph 350-20-45 of the FASB Accounting Standards Codification (FASB ASC).

Response: In future filings, we will separately state the amount of any goodwill and intangible assets in our balance sheets.

Tim Buchmiller

Securities and Exchange Commission

January 15, 2010

Note 2. Acquisition of Auvitek International, ltd., page 13

6.	We see that there are provisions for two earn-out payments as part of your merger agreement with Auvitek that are to be determined based upon the achievement of certain performance metrics during the period July 1, 2009 through June 30, 2010. Please tell us who will receive the consideration from each of the earn-out provisions described on page 13. Additionally, please provide us with the performance metrics, and the type and amount of consideration paid when such performance metrics are achieved, for each earn-out provision described on page 13.

Response: Pursuant to Section 1.17 of the Agreement and Plan of Merger (the “Merger Agreement”) dated July 10, 2009, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 10, 2009, the Company is obligated to pay to the former holders of Auvitek’s capital stock an earn-out payment to be determined based upon the achievement of certain performance metrics during the 12-month period following the closing date of the transactions contemplated by the Merger Agreement. In addition, the Company has established for the benefit of certain Auvitek employees, a second earn-out payment to be determined based upon the achievement of certain performance metrics during the 12-month period following the closing date (using the same performance metrics as the earn-out payment for the holders of Auvitek capital stock).

If, during the 12-month period beginning July 1, 2009 and ending on June 30, 2010, Aggregate Revenues (as defined in the Merger Agreement) are greater than $5,000,000, the former holders of Auvitek capital stock shall be entitled to receive, in the aggregate, a cash earn-out payment equal to (i) 0.95 multiplied by (ii) Aggregate Revenues minus $5,000,000 (the “Shareholder Earn-out”), and certain Auvitek employees shall be entitled to receive, in the aggregate, a cash earn-out payment equal to (x) 0.35 multiplied by (y) Aggregate Revenues minus $5,000,000 (the “Employee Earn-out”).

As previously disclosed on our Form 10-Q for the period ended September 30, 2009, the Company has determined that payment of the Shareholder Earn-out and the Employee Earn-out is not probable based on its preliminary estimates. As such, the fair value assigned to the Shareholder Earn-out and Employee Earn-out was insignificant and not included in the preliminary purchase price allocation. If the Company is obligated to make payments pursuant to the Shareholder Earn-out and the Employee Earn-out, the Company will include disclosure in its filings pursuant to the Securities Exchange Act of 1934, as amended, of the amount and timing of such payments.

7.

We note from your disclosure that your CEO and CFO concluded that as of the end of the Evaluation Date, your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under

Tim Buchmiller

Securities and Exchange Commission

January 15, 2010

the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms. In future filings, please revise the conclusion of your principle executive and financial officers regarding the effectiveness of disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response: In future filings, we will state, if true, that such officers concluded that our disclosure controls and procedures were effective as of the end of the period covered by the report.

The Company acknowledges it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission, Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me or Justin M. Chapman at (972) 673-1810 or (972) 673-1629, respectively.

Sincerely,

/s/ James A. Fontaine

James A. Fontaine
Chief Executive Officer

cc:	Julie Sherman
Staff Accountant
Tom Jones
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Craig N. Adams
Baker Botts L.L.P.
2001 Ross Avenue, Suite 700
Dallas, Texas 75201-2980